                                                               May 21, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549-1004

         Re:      Commission File No.  333-94809
                  Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an
Order granting the immediate withdrawal of its Registration Statement on Form
F-1, together with all exhibits and amendments thereto, Commission File No.
333-43658 (collectively, the "Registration Statement"). The Registration
Statement was originally filed with the Commission on January 18, 2000, and was amended by (a) a filings pursuant to Rule 424(a) made with the Commission on
January 28, 2000 and February 3, 2000.

         The reason for the  request is that the Registration Statement and financial statements contained therein are stale and the Registrant will be seeking to raise additional capital in a private placement which will be offered to accredited investors only. No securities were sold pursuant to the
Registration Statement.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding the foregoing application withdrawal, please contact Eric P.  Littman at (305) 663-3333.

                                            Sincerely,

                                            CAFE BRITT COFFEE CORPORATION

                                            By: /s/ Steven Aronson
                                            ----------------------
                                            Steven Aronson. President